UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*
                    Under the Securities Exchange Act of 1934

                             SCITEX CORPORATION LTD.
                             -----------------------
                                (Name of Issuer)

            Ordinary Shares, NIS 0.12 nominal (par) value per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   809090103
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 8, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Suny Electronics Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a)[X]
                                                               (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                               [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

 NUMBER OF         7     SOLE VOTING POWER: -0-
  SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 2,935,716 Ordinary Shares *
  OWNED BY
   EACH            9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER: 2,935,716 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       2,935,716 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.71%

14  TYPE OF REPORTING PERSON:  CO

--------------------------

* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 2,935,716 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 2,935,716 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68.52% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 7.71% Ordinary Shares of the Issuer held by Suny Electronics Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Ben Dov Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a)[X]
                                                               (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                               [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

 NUMBER OF         7     SOLE VOTING POWER: -0-
  SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 2,935,716 Ordinary Shares *
  OWNED BY
   EACH            9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER: 2,935,716 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       2,935,716 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.71%

14  TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 2,935,716 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 2,935,716 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68.52% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 7.71% Ordinary Shares of the Issuer held by Suny Electronics Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Ilan Ben Dov
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a)[X]
                                                               (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                               [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

 NUMBER OF         7     SOLE VOTING POWER: -0-
  SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 2,935,716 Ordinary Shares *
  OWNED BY
   EACH            9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER: 2,935,716 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       2,935,716 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.71%

14  TYPE OF REPORTING PERSON:  IN

-----------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 2,935,716 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 2,935,716 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68.52% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 7.71% Ordinary Shares of the Issuer held by Suny Electronics Ltd.

This Amendment No. 2 to the Statement on Schedule 13D dated July 21, 2004, and previously amended on November 8, 2004, is being filed to report the purchase by Suny Electronics Ltd. ("Suny"), Ben Dov Holdings Ltd. ("Ben Dov Holdings") and Mr. Ilan Ben Dov of an aggregate of 456,162 ordinary shares, nominal par value NIS 0.12 per share, (the "Ordinary Shares") of Scitex Corporation Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Azrieli Center, Triangular Tower, 43RD Floor, Tel Aviv 67023, Israel.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     From October 29, 2004, through December 19, 2004, Suny purchased an aggregate of 456,162 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 456,162 Ordinary Shares was $2,029,452.72, all of which amount was paid by Suny from working capital.

Item 4. Purpose of Transaction.
        -----------------------

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The 456,162 Ordinary Shares purchased by Suny during the period October 29, 2004 through December 19, 2004 were purchased for portfolio investment purposes

     Suny currently does not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

     However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Suny, Ben Dov Holdings and Mr. Ben Dov in his capacity as a director and executive officer of Suny or Ben Dov Holdings.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) Mr. Ben Dov, Ben Dov Holdings and Suny are the beneficial owners of 2,935,716 Ordinary Shares, which constitute approximately 7.71% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on December 21, 2004.

     (b) Mr. Ben Dov, Ben Dov Holdings and Suny have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 2,935,716 Ordinary Shares currently beneficially owned by Mr. Ben Dov, Ben Dov Holdings and Suny.

     (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Suny since the filing of Amendment No. 1 to
Schedule 13D, on November 8, 2004. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange, excluding the purchase of 150,000 shares on November 17, 2004 which was effected in a brokerage transaction off the floor of the Tel Aviv Stock Exchange.

       Date of Purchase         Number of Ordinary Shares      Price Per Share*
       ----------------         -------------------------      ----------------
       October 29, 2004                   301                      $4.02
       October 31, 2004                 5,000                      $3.97
       November 3, 2004                 1,400                      $3.97
       November 7, 2004                 4,000                      $3.95
       November 8, 2004                11,500                      $4.15
       November 10, 2004               29,443                      $4.26
       November 11, 2004               22,100                      $4.25
       November 15, 2004                9,000                      $4.34
       November 17, 2004              150,000                      $4.26
       November 17, 2004                4,000                      $4.31
       November 18, 2004                  446                      $4.30
       November 19, 2004                6,150                      $4.33
       November 21, 2004                2,000                      $4.31
       November 22, 2004                2,474                      $4.55
       November 23, 2004                5,500                      $4.59
       November 24, 2004               20,000                      $4.59
       November 25, 2004               12,000                      $4.58
       November 29, 2004               11,000                      $4.55
       December 1, 2004                 9,446                      $4.48
       December 2, 2004                10,000                      $4.58
       December 5, 2004                15,000                      $4.71
       December 6, 2004                10,000                      $4.65
       December 7, 2004                23,500                      $4.68
       December 8, 2004                33,000                      $4.72
       December 9, 2004                29,902                      $4.72
       December 12, 2004                2,000                      $4.777
       December 13, 2004                6,000                      $4.712
       December 14, 2004                5,000                      $4.83
       December 15, 2004                5,000                      $4.77
       December 16, 2004                2,000                      $5.05
       December 19, 2004                9,000                      $5.123
------------------

*    Does not include broker's commissions.

     Except for such transactions, Suny has not effected any transactions in the Ordinary Shares since December 19, 2004.

     (d) No person other than Suny has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2004




                                          /s/Ilan Ben Dov
                                          ---------------
                                          Mr. Ilan Ben Dov


                                          SUNY ELECTRONICS LTD.


                                          By: /s/Ilan Ben Dov
                                              Mr. Ilan Ben Dov
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors



                                          BEN DOV HOLDINGS LTD.


                                          By: /s/Ilan Ben Dov
                                              Mr. Ilan Ben Dov
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors